LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

04030686

24 May 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2004 JUN 14 P 2: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 21 May 2004, Re: Revaluation of shopping mall known as Klang Parade; and

2) Financial Result Announcement dated 21 May 2004, Re: Quarterly Report for the third quarter ended 31 March 2004.

Please contact the undersigned if you have any queries.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 6/15

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21/05/2004 05:21:34 PM
Reference No LI-040521-368F9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
LION INDUSTRIES CORPORATION BERHAD ("LICB")
Revaluation of shopping mall known as Klang Parade

* **Contents :-**

1. CONTENTS

The Board of Directors wishes to announce that the Company had carried out a revaluation of its shopping mall known as Klang Parade, which is owned by Lion Klang Parade Bhd, a wholly-owned subsidiary of LICB.

It is the Company's policy to revalue its investment properties at least once in every five years by an independent professional valuer based on open market value. The last revaluation exercise was in year 1999.

The revaluation was carried out by Messrs CH Williams Talhar & Wong Sdn. Bhd. ("CH Williams"), an independent professional valuer as set out in its report dated 19 April 2004.

Details of the revaluation is set out in Table 1.

The revaluation will be incorporated in the financial statements of LICB for the financial year ending 30 June 2004. The net tangible assets per LICB share is expected to be reduced by 1 sen as a result of the revaluation deficit.

The revaluation is not subject to the approval of the Securities Commission or any other authorities.

2. DOCUMENTS FOR INSPECTION

A copy of the valuation report dated 19 April 2004 from CH Williams is available for inspection

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

at the registered office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holidays) during business hours from 9.00 am to 5.00 pm for a period of three months from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

	Book Value RM'million	Current Valuation by CH Williams RM'million	Deficit RM'million
Klang Parade	189	179	(10)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 MAY 2004

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 21/05/2004 05:12:53 PM
Reference No LI-040521-29CC5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31/03/2004**
*** Quarter**	:	○ **1 Qtr** ○ **2 Qtr** ● **3 Qtr** ○ **4 Qtr** ○ **Other**
*** Financial Year End**	:	**30/06/2004**
*** The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

LICB.xls LICB-A1.xl LICB-A2a.rtf LICB-A2b.rtf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2004	31/03/2003	31/03/2004	31/03/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1	Revenue	914,466	488,949	2,561,173	1,250,618
2	Profit/(loss) before tax	397,035	129,770	462,902	86,813
3	Profit/(loss) after tax and minority interest	237,758	130,529	270,579	87,329
4	Net profit/(loss) for the period	237,758	130,529	270,579	87,329
5	Basic earnings/(loss) per share (sen)	35.00	24.95	39.84	18.54
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	2.5800		2.1700	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2004 16	31/03/2003 16	31/03/2004 16	31/03/2003 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	122,756	13,636	252,846	45,525
2	Gross interest income	8,458	14,950	24,317	18,986
3	Gross interest expense	34,721	13,061	114,155	88,745

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 MAY 2004

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Third Quarter Ended

31 March 2004

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2003 RM'000	CURRENT YEAR TO DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
Revenue		914,466	488,949	2,561,173	1,250,618
Operating expenses		(792,525)	(476,244)	(2,309,496)	(1,206,024)
Other operating income		815	931	1,169	931
Profit/(Loss) from operations		122,756	13,636	252,846	45,525
Finance costs		(34,721)	(13,061)	(114,155)	(88,745)
Share in results of associated companies		(4,064)	(4,125)	(4,712)	(7,323)
Income from other investments		8,458	14,950	24,317	18,986
Impact of group wide restructuring scheme ("GWRS"):					
- Gain on principal waiver by creditors		-	125,731	-	125,731
- Restructuring expenses		-	(7,361)	-	(7,361)
Gain on disposal of brewery division	4	314,606	-	314,606	-
Provision for diminution in value of investment in quoted shares		(10,000)	-	(10,000)	-
Profit/(Loss) before taxation		397,035	129,770	462,902	86,813
Taxation	17	(31,527)	(2,001)	(51,031)	(3,700)
Profit/(Loss) after taxation		365,508	127,769	411,871	83,113
Minority interests:					
- Gain on disposal of brewery division		(127,700)	-	(127,700)	-
- Others		(50)	2,760	(13,592)	4,216
Net profit/(loss) for the period		237,758	130,529	270,579	87,329
Earnings/(Loss) per share (sen):	25				
- Basic		35.00	24.95	39.84	18.54
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		2,102,354	2,813,365
Investment properties		179,000	335,513
Forest concessions		314,427	322,524
Plantation development expenditure		137,943	133,061
Property development projects		100,126	98,873
Investment in associated companies		452,245	104,257
Long-term investments		371,452	394,257
Deferred tax assets		33,185	33,185
Long term receivable		-	42,270
Intangible assets		353,124	406,210
Current assets:			
- Inventories		558,019	644,729
- Short-term investments		34,816	32,224
- Property development projects		8,428	18,568
- Amount due by contract customers		1,508	1,499
- Trade receivables		430,505	330,685
- Other receivables, deposits and prepayments		570,104	509,467
- Deposits, cash and bank balances		404,236	378,170
		2,007,616	1,915,342
Current liabilities:			
- Trade payables		266,894	296,715
- Other payables		659,456	765,168
- Amount due to contract customers		855	953
- Short-term borrowings	21	87,669	449,039
- Bonds and USD Debts	21	111,702	184,536
- Tax liabilities		47,389	78,283
		1,173,965	1,774,694
Net current assets / (liabilities)		833,651	140,648
		4,877,507	4,824,163
Share capital		679,235	679,235
Reserves		1,427,855	1,201,971
Shareholders' funds		2,107,090	1,881,206
Minority interests		687,879	836,468
Long-term borrowings	21	1,524,988	1,587,636
Bonds and USD Debts	21	367,752	332,187
Deferred tax liabilities		77,205	47,863
Deferred payables		112,593	138,803
		4,877,507	4,824,163
Net tangible assets per share (RM)		2.58	2.17

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
31 March 2004							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Reduction in revaluation reserve of investment property		-	-	-	(9,500)	-	(9,500)
Amortisation for the period		-	-	(29,202)	-	-	(29,202)
Currency translation differences		-	-	-	(3,548)	-	(3,548)
Dividend paid for the financial year ended 30 June 2003	7	-	-	-	-	(2,445)	(2,445)
Net profit for the period		-	-	-	-	270,579	270,579
Balance at 31 March 2004		679,235	515,190	930,247	104,024	(121,606)	2,107,090
31 March 2003							
Balance at 1 July 2002		593,380	515,190	-	121,699	(586,626)	643,643
Implementation of the GWRS:							
- Capital reconstruction		(148,345)	-	-	-	148,345	-
- Issue of new shares		234,200	-	-	-	-	234,200
- Acquisition of subsidiary companies		-	-	930,271	-	-	930,271
Amortisation for the period		-	-	(3,101)	-	-	(3,101)
Currency translation differences		-	-	-	22	-	22
Dividend paid for the financial year ended 30 June 2002		-	-	-	-	(427)	(427)
Net profit for the period		-	-	-	-	87,329	87,329
Balance at 31 March 2003		679,235	515,190	927,170	121,721	(351,379)	1,891,937

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		462,902	86,813
Adjustments for:			
Non-cash items:			
- Gain on disposal of brewery division		(314,606)	-
- Impact of GWRS		-	(125,731)
- Others (mainly depreciation)		132,438	56,922
Non-operating items (mainly finance costs)		94,549	77,059
Operating profit before changes in working capital		375,283	95,063
Changes in working capital:			
Net changes in current assets		(167,326)	(59,733)
Net changes in current liabilities		57,094	47,579
Others (mainly tax paid)		(44,394)	(19,695)
		220,657	63,214
INVESTING ACTIVITIES			
Net cash flow from disposal of brewery division		427,957	-
Deposits received from option to dispose of the remaining interest in brewery division		186,127	-
Proceeds from disposal of investment properties		173,459	-
Investment in an associated company		(226,742)	-
Deposits paid on proposed acquisition of the Parkson retail group		(152,782)	-
Net cash flow from acquisition of subsidiary companies		-	226,194
Proceeds from disposal of investments		18,501	11,650
Others (mainly purchase of property, plant and equipment)		(86,782)	(1,063)
		339,738	236,781
FINANCING ACTIVITIES			
Dividend paid to shareholders	7	(2,445)	(427)
Capital distribution by a listed subsidiary company		(56,618)	-
Movements in bank borrowings		(276,163)	131,246
Redemption/repayment of Bonds and USD Debts		(60,575)	(32,040)
Others (mainly interest paid)		(74,730)	(37,896)
		(470,531)	60,883
Net changes in cash & cash equivalents		89,864	360,878
Effects of exchange rate changes		-	-
Cash & cash equivalents at beginning of the period		284,382	(48,936)
Cash & cash equivalents at end of the period		374,246	311,942

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of the new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of RM denominated bonds ("Bonds") and USD denominated consolidated and rescheduled debts ("USD Debts") issued pursuant to the group wide restructuring scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Timber extraction is normally reduced during the wet weather seasons between October and February; and
b) Brewery division in China normally records higher sales during the summer period between the June and September quarters.

4. Unusual items

Other than the completion of the disposal of 50% equity interest each in Consitrade (M) Sdn Bhd ("Consitrade") and DEbier Sdn Bhd ("DEbier") both of which through their subsidiaries and associates are brewery-based companies, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM60.5 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the financial year-to-date, a first and final dividend of 0.5%, less tax, amounting to RM2.45 million in respect of the previous financial year ended 30 June 2003 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	1,626,055	(49,362)	1,576,693	169,798
Timber extraction and pulp and paper	294,806	-	294,806	40,798
Beverage	378,443	-	378,443	24,510
Property and construction	66,260	(2,359)	63,901	26,465
Others	258,724	(11,394)	247,330	(6,110)
	2,624,288	(63,115)	2,561,173	255,461
Unallocated costs				(2,615)
Profit from operations				252,846
Finance costs				(114,155)
Share in results of associated companies				(4,712)
Income from other investments				24,317
Gain on disposal of brewery division				314,606
Provision for diminution in value of investment in quoted shares				(10,000)
Profit before taxation				462,902

9. Valuation of property, plant and equipment

Except for the investment property which has been revalued to its current market value and resulted in a reduction in revaluation reserve by RM10 million, the valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

i) The completion of the disposal of the following by LDH Management Sdn Bhd ("LDHM") and Graimpi Sdn Bhd ("Graimpi") respectively, to Horsinvest Holding Co Limited ("HHCL") for a total cash consideration of USD131.5 million:

- 50% equity interest in the paid-up ordinary shares and 50% interest in the preference shares in Consitrade; and
- 50% equity interest in the paid-up ordinary shares in DEbier.

ii) The completion of the disposal of a shopping mall known as Mahkota Parade together with the leasehold land owned by Lion Mahkota Parade Sdn Bhd, a subsidiary of the Company.

11. Changes in the composition of the Group (Cont'd)

The effects of the above disposals on the financial results of the Group are as follows :

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 31/3/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003 RM'000
Revenue	397,152	36,499
Profit before taxation	23,463	56
Net profit/(loss) for the period	7,666	(128)

The effects of the above disposals on the financial position of the Group are as follows :

	AS AT DATE OF DISPOSALS RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Non-current assets	914,638	927,041
Current assets	342,876	321,571
Current and deferred liabilities	(520,986)	(521,612)
	736,528	727,000
Minority interests	(229,530)	(223,914)
Total net assets	506,998	503,086

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiaries, Lion Forest Industries Berhad ("Lion Forest") and Lion Diversified Holdings Berhad ("Lion Diversified") are reported in the Interim Reports of the respective subsidiaries.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the nine months ended 31 March 2004, better results were recorded by the Group as compared with the preceding year corresponding period. The encouraging performance was attributed to the Steel Division as well as the full 9-month's contribution from the Lion Forest and Lion Diversified Groups as compared with that of only 1 month in the preceding period.

Following the completion of the disposal of the brewery division by Lion Diversified, the Group has realised a gain on disposal of RM315 million and this has resulted in a higher profit for the period under review.

14. Comparison with the preceding quarter's results

	CURRENT YEAR		PRECEDING YEAR
	Current Quarter 31/3/2004 RM'000	Previous Quarter 31/12/2003 RM'000	Corresponding Quarter 31/3/2003 RM'000
Net profit for the period ("Earnings")	237,758	5,149	130,529
Less : Non-recurring items:			
- Gain on disposal of brewery division	314,606	-	-
- Provision for diminution in value of investment in quoted shares	(10,000)	-	-
- Minority interest on gain on disposal	(127,700)	-	-
- Impact of GWRS	-	-	118,370
	176,906	-	118,370
Operating Earnings	60,852	5,149	12,159
Earnings per share (Sen)	8.96	0.76	2.32

Despite experiencing higher international scrap prices, the performance of our Steel Division for the current quarter has shown a marked improvement with higher profit contributed mainly by our hot briquetted iron ("HBI") plant. The surge in the selling prices of HBI (a substitute for scrap) has mitigated the unfavourable scrap prices encountered by the other steel operations.

15. Prospects

With the stabilisation of the international scrap prices and the increase in the ceiling prices for steel bars and billets, the Board expects the operating performance of the Group to continue to improve.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2004	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2003	CURRENT YEAR TO DATE 31/3/2004	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2003
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	950	1,596	8,527	3,231
- Mahkota Parade disposal	5,000	-	5,000	-
- Overseas	321	370	6,291	370
- deferred tax	25,000	-	29,842	(27)
	31,271	1,966	49,660	3,574
In respect of prior years:				
- income tax	(42)	35	(42)	126
Associated companies	298	-	1,413	-
	31,527	2,001	51,031	3,700

After excluding the gain on disposal of the brewery division which is not subject to tax, the effective tax rate of the Group is higher than the statutory tax rate as the taxation charge of the Group is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Unquoted investments and/or properties

Other than as disclosed in Note 11, there were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the financial year-to-date are as follows:

	RM'000
Total purchases	5
Total disposals (Gross proceeds)	55
Total profit/(loss) on disposals	42

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	153,609
At book value	126,790
At market value	43,042

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1	9.6.2003 and 11.12.2003	Proposal for the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") from Lion Forest, the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd.	Pending approvals from : (i) shareholders of the Company and Lion Forest; (ii) AMSB's lenders; and (iii) any other relevant authorities, if required.
2	9.9.2003, 5.2.2004, 9.3.2004, 25.3.2004, 26.3.2004 and 15.4.2004	(i) Proposed disposal by LLB Nominees Sdn Bhd ("LLB Nominees"), a wholly-owned subsidiary company of the Company, of its 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd, to Lion Diversified Holdings Berhad ("Lion Diversified"), for an aggregate sale consideration of RM23.85 million to be satisfied by a cash consideration of RM19.07 million of which RM11.90 million is in deferred payment and the issuance by Lion Diversified of RM4.78 million nominal value of 5-year 2% coupon redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Disposal"). (ii) A put and call option for the disposal of the RM4.78 million RCULS received by LLB Nominees pursuant to the Proposed Disposal to Tan Sri William H.J. Cheng or his nominees.	Approvals obtained by Lion Diversified from: (i) Securities Commission; (ii) Foreign Investment Committee; (iii) Ministry of International Trade and Industry; (iv) Bank Negara Malaysia; (v) Controller of Housing; and (vi) shareholders of Lion Diversified. Pending approvals to be obtained by Lion Diversified from: (i) Bursa Malaysia Securities Berhad; and (ii) any other approvals, if required.

The status of corporate proposals of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	68,250	1,522,134	1,590,384
Unsecured	19,419	2,854	22,273
	87,669	1,524,988	1,612,657
Bonds and USD Debts			
Secured	111,702	367,752	479,454
	199,371	1,892,740	2,092,111

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,177,743
- US Dollar	238,569	906,564
- Chinese Renminbi	16,998	7,804
		2,092,111

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

Other than the above, there were no material litigation since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 679.2 million (2003 : 523.1 million and 471.1 million for the corresponding quarter and corresponding period, respectively).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Third Quarter Ended 31 March 2004

(i) Status of the Proposed Divestments

Assets to be Divested	Proposed Divestment Programme (Per GWRS)	Concluded Sales			Sale Proceeds				
		Up to December 2003	In Current Quarter	Year-To-Date	Received up to December 2003	Current Year (Jan - Dec 04)			
						Actual Received in		Projected to Dec 04	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	2.0	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	29.4	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	2.5	2.5	-	-	-	-
	33.9								
By December 2003									
Office block	12.6	11.0	-	11.0	11.0	-	-	-	-
Shares in unlisted companies, industrial land and shoplots in Parade and shopping centre **	161.7	-	2.0	2.0	-	2.0	2.0	159.7	161.7
	174.3								
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-	45.4	45.4
By December 2005									
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-	-	-
Total	**541.3**	**44.9**	**2.0**	**46.9**	**44.9**	**2.0**	**2.0**	**205.1**	**207.1**

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transaction completed during the quarter is the redemption of the unlisted preference shares in a manufacturing company:

- The gross and net divestment proceeds are RM2.0 million; and
- All the proceeds have been received in the current quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were used to redeem/repay the Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expects to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

Appendix 2(b)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February, 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co's Articles of Association.
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd. (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The JV Co. is in the process of procuring the registration of the LUR certificate in the JV Co's name.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The Amsteel Group has injected the payment for the Shortfall on 21 October 2002. The JV Co. has obtained the capital verification from the certified auditor on 21 April 2004.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against any losses due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. In the meantime, SHC has issued a letter dated 20 February 2004 to confirm that the JV Co. may use the POR pending the said transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building authorised CWE to lease the building to the JV Co.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 30 June 2004. The Management of the Amsteel Group is currently negotiating with DTP for the transfer of DTP's 40% interest (or part thereof) in the JV Co to the Amsteel Group in lieu of the repayment of the loan.